Stradley Ronon Stevens & Young, LLP
2005 Market Street
Suite 2600
Philadelphia, PA  19103-7098
Telephone  215.564.8000
Fax  215.564.8120
www.stradley.com

Michael P. O'Hare

mohare@stradley.com

215.564.8198

October 9, 2012

Via Edgar
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303
Attn: Larry L. Greene

Re:	Scout Funds (the “Trust”) (File Nos. 333-96461 and 811-09813) Response to SEC Staff Comments on Filing Pursuant to Rule 485(a)

Dear Mr. Greene:

On behalf of the above-referenced Trust, the following are the responses to the SEC Staff’s comments, provided via telephone, with regard to Post-Effective Amendment Nos. 38/39 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), filed with the U.S. Securities and Exchange Commission (“SEC”) on July 13, 2012 pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (“1933 Act”), to register shares of a new series of the Trust, designated the Scout Emerging Markets Fund (the “Fund”).  Each comment is summarized below, followed by the Trust’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Amendment.

In connection with the Trust’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Trust acknowledges that:  (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Trust’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Prospectus Comments

1.  Comment:  In light of the letter from the SEC Staff to the Investment Company Institute regarding derivatives-related disclosures (“ICI Letter”), in the “Principal Investment Strategies” section of the fund summary for the Fund: (i) confirm that each specific type of derivative in which the Fund may invest as a principal strategy is listed; (ii) explain how each such derivative is used by the Fund to achieve the Fund’s investment objective and strategies; and (iii) confirm that appropriate risk disclosure regarding the Fund’s use of derivatives has been included in the Prospectus.

Response:  In response to your comment, derivatives-related disclosure has been removed from the fund summary because the Fund does not invest in derivatives as part of its principal investment strategies.  Therefore, Trust management believes that the disclosure, as revised, is appropriate and is consistent with the requirements of the ICI Letter.

2.  Comment:  The third sentence in the first paragraph of the “Principal Investment Strategies” section of the fund summary provides that “[u]nder normal circumstances, the Fund invests at least 80% of its assets in equity securities of companies either located in emerging market countries or whose businesses have a significant presence in emerging market countries.”  Please confirm that the disclosure in the “Principal Investment Strategies” section is not misleading given the Fund’s name and is consistent with Section 35(d) under the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 35d-1 thereunder.  In particular, please explain how the use of this criterion would expose the company's assets to the economic fortunes and risks of emerging market countries.

Response:  In response to your comment, the first paragraph of the “Principal Investment Strategies” section of the fund summary has been revised as follows:

Under normal circumstances, the Fund invests at least 80% of its assets in equity securities of emerging market companies.  The Fund defines “emerging market companies” as companies domiciled in emerging market countries or companies that derive a majority of their revenue from emerging market countries.  Emerging market countries include those currently considered to be developing by the World Bank, the International Finance Corporation, the United Nations, or the countries’ authorities, or countries included in the MSCI Emerging Markets Index or MSCI Frontier Markets Index.  These countries typically are located in the Asia-Pacific region, Eastern Europe, the Middle East, Central and South America, and Africa.  Any change in this 80% policy approved by the Board may not take effect until shareholders have received written notice of the change at least sixty days before it occurs.  Under normal circumstances, the Fund will invest in issuers located in at least five different countries.  Although the Advisor will search for investments across a large number of countries and sectors, from time to time, based on economic conditions, the Fund may have significant positions in particular countries or sectors.

Trust management believes that companies domiciled in emerging market countries or companies that derive a majority of their revenue from emerging market countries are exposed to the economic fortunes and risks of such countries because management expects that such securities’ prices would rise and fall with the economic fortunes and risks of the general markets of those countries.  This is consistent with the disclosure approach adopted by the SEC in the adopting release for Rule 35d-1 that allows an investment company the flexibility to invest in types of investments that expose the investment company’s assets to the economic fortunes and risks of the country or geographic region indicated by its name.

3.  Comment:  Please be advised that the Trust may remove the “Maximum Sales Charge (Load) Imposed on Purchases,” “Maximum Deferred Sales Charge (Load),” “Maximum Sales Charge (Load) Imposed on Reinvested Dividends,” “Redemption Fee,” and “Exchange Fee” line items from the “Shareholder Fees” table for the Fund since the Fund does not charge any such fees.

Response:  As is permitted by Form N-1A, Trust management intends to leave the line items referenced above in the Shareholder Fees table for the Fund in the Prospectus for consistency within the fund family and to make it clear that shareholders of this Fund are not subject to such fees.

4.  Comment:  Given the absence of an extra line item in the Annual Fund Operating Expenses table for Acquired Fund Fees and Expenses, please confirm that the Fund expects aggregate expenses attributable to acquired funds to not exceed 0.01 percent (one basis point) of average net assets of the Fund.

Response:  The Fund does not expect its aggregate expenses attributable to acquired funds to exceed 0.01% of its average net assets.  In response to your comment, footnote 1 to the Annual Fund Operating Expenses table has been revised as follows:

“Other Expenses” are based on the estimated amounts for the initial fiscal year and include “Acquired Fund Fees and Expenses,” which are estimated to be less than 0.01% of the average net assets of the Fund.

5.  Comment:  Please file the Fee Waiver and Expense Assumption Agreement that relates to the Fund as an exhibit to the Trust’s next post-effective amendment filing.

Response:  The Fee Waiver and Expense Assumption Agreement will be filed as an exhibit with the Trust’s next post-effective amendment filing.

6.  Comment:  The “Principal Investment Strategies” section of the fund summary provides that “[t]he Fund normally pursues its objective by investing primarily in the equity securities of emerging market companies.”  Please describe the specific equity securities available for investment.

Response:  The fourth paragraph of the “Principal Investment Strategies” section of the fund summary provides the following:

The equity securities in which the Fund invests include common stocks, depositary receipts, convertible securities, rights and warrants.  Common stock represents an ownership interest in a company and its value is based on the success of the company’s business, any income paid to shareholders, the value of the company’s assets, general market conditions and investor demand.  Depositary receipts are typically issued by banks or trust companies representing ownership interests of securities issued by foreign companies.  Convertible securities entitle the holder to receive interest paid or accrued on debt or the dividend paid on preferred stock until the convertible securities mature or are redeemed, converted or exchanged.  Warrants and similar rights are privileges issued by corporations enabling the owners to subscribe to and purchase a specified number of shares of the corporation at a specified price during a specified period of time.

In response to your comment, the paragraph cited above has been moved up in the fund summary to after the first paragraph of the “Principal Investment Strategies” section.

7.  Comment:  The last sentence of the first paragraph of the “Principal Investment Strategies” section of the fund summary provides that “Although the Advisor will search for investments across a large number of countries and sectors, from time to time, based on economic conditions, the Fund may have significant positions in particular countries or sectors.”  If there is a current intention to maintain significant positions in a particular country, please consider naming that country.

Response:  There is no current intention to maintain significant positions in a particular country.  Trust management will remain cognizant of this comment moving forward.

8.  Comment:  The “Principal Investment Strategies” section of the fund summary provides the following:

The Advisor will seek to identify advantaged companies benefiting from secular growth and country fundamentals.

Please clarify what is meant by the term “secular.”

Response:  In response to your comment, the disclosure cited above has been revised as follows:

The Advisor will seek to identify advantaged companies benefiting from secular growth (i.e., exhibiting relatively consistent movement over a long period) and country fundamentals.

9.  Comment:  The first sentence of the fourth paragraph of the “Principal Investment Strategies” section of the fund summary provides that “[t]he equity securities in which the Fund invests include common stocks, depositary receipts, convertible securities, rights and warrants.”  Please confirm that this is a complete list of the types of equity securities that the Fund will invest in.  In particular, please clarify whether the Fund will invest in non-investment grade convertible securities.

Response:  In response to your comment, the disclosure cited above has been revised as follows:

The equity securities in which the Fund invests include common stocks, depositary receipts, preferred stocks, convertible securities, rights, warrants and real estate investment trusts (“REITs”).

Further, the “Convertible Securities” sub-section of the “Investment Strategies” section of the Fund’s Statement of Additional Information (“SAI”) provides that “[t]he convertible securities in which the Fund may invest are rated, at the time of purchase, at least ‘A’ or better by Moody’s or S&P®, or determined to be of comparable quality by the Advisor if the security is unrated.”  In other words, the convertible securities in which the Fund may invest will be rated as investment grade at the time of purchase, or, if unrated, will be determined by the Advisor to be of comparable investment grade quality.

10.  Comment:  The “Performance” section of the fund summary provides that “[t]here is no performance information presented for the Fund because the Fund had not commenced investment operations as of the date of this Prospectus.”  Please consider revising this disclosure to clarify that no performance information is presented because the Fund has not yet completed a full calendar year of operations but, once the Fund has, it will disclose performance information in a bar chart and performance table.

Response:  In response to you comment, the disclosure cited above has been replaced with the following:

There is no performance information presented for the Fund because the Fund has not yet completed a full calendar year of operations.  In the future, the Fund will disclose performance information in a bar chart and performance table. Such disclosure will give some indication of the risks of an investment in the Fund by comparing the Fund’s performance with the MSCI Emerging Markets Index and by showing changes in the Fund’s performance from year to year.

11.  Comment:  Please confirm that the Trust complies with the SEC’s positions regarding indemnification as detailed in Investment Company Act Release No. 11330.

Response:  Trust management can confirm that the charter documents of the Trust comply with the SEC’s positions regarding indemnification as detailed in Investment Company Act Release No. 11330.

12.  Comment:  The “Investment Advisor” subsection of the “Investment Advisor and Portfolio Managers” section of the Prospectus provides that “[t]he Fund had not commenced investment operations as of the date of this Prospectus.”  If the Fund will be commencing investment operations as of the date of the Prospectus, please revise this disclosure accordingly.

Response:  In response to your comment, the disclosure cited above has been revised as follows:

Prior to the date of this Prospectus, the Fund had not yet commenced investment operations.

13.  Comment:  The “Telephone Transactions” section of the Prospectus provides the following:

The Fund reserves the right to refuse a telephone redemption request if it believes it is advisable to do so. The Fund uses procedures reasonably designed to confirm that telephone redemption instructions are genuine. These may include recording telephone transactions, testing the identity of the caller by asking for account information and sending prompt written confirmations. The Fund may implement other procedures from time to time. If these procedures are followed, the Fund and its service providers will not be liable for any losses due to unauthorized or fraudulent instructions.

Please consider revising the last sentence in the paragraph cited above as follows:  “If these procedures are followed, the Fund and its service providers may not be liable for any losses due to unauthorized or fraudulent instructions.”

Response:  After carefully considering your comment, Trust management respectfully declines to make the suggested revision as the current disclosure accurately describes that the Fund and its service providers are not be liable for any losses due to unauthorized or fraudulent instructions when the Fund follows the procedures regarding telephone transactions described above.

SAI Comments

1.  Comment:  The “Investment Strategies” section of the SAI provides the following:

While most foreign securities are not subject to standard credit ratings, the Advisor intends to select “investment grade” issues of foreign debt securities which are comparable to a Baa or higher rating by Moody’s Investors Service, Inc. (“Moody’s”) or a BBB- or higher rating by Standard & Poor’s Ratings Group (“S&P®”) at the time of initial investment, based on available information, and taking into account liquidity and quality issues.  Securities rated BBB- or Baa are considered to have speculative characteristics.  The Fund does not intend to hold more than 5% of its portfolio in securities whose ratings have dropped below investment grade.  The Advisor will review such securities and determine appropriate action to take with respect to such securities.

Please clarify how the Fund administers the 5% limit described above.

Response:  As noted above, the “Advisor will review such securities and determine appropriate action to take with respect to such securities.”  In other words, the Advisor monitors the credit ratings of the securities in the Fund’s portfolio and takes actions it deems appropriate in order to comply with its stated intention to not hold more than 5% of its portfolio in securities whose ratings have dropped below investment grade.

2.  Comment:  The “Investment Strategies” section of the SAI provides that “[t]he Fund also is authorized to purchase fixed income securities such as corporate bonds; U.S. government issues such as treasury bills, treasury notes and treasury bonds; short-term money market instruments such as commercial paper, bankers’ acceptances and certificates of deposit; or fixed income securities that are convertible into common stock.”  Please confirm that the SAI appropriately defines the terms “debt” and “bonds.”

Response:  The “Fixed Income Securities” subsection of the “Investment Strategies” section of the SAI specifies that “[f]ixed income or debt securities are issued by governments, government agencies, corporations and other business organizations, and the securities represent the obligation of the issuer to repay a loan of money to it, and generally pay interest to the holder.  Bonds, notes and debentures are examples of debt securities.”  Therefore, no revisions to the SAI disclosure have been made.

3.  Comment:  Please clarify whether the Fund’s investments in other investment companies includes investments in hedge funds.

Response:  The Fund’s investments in other investment companies does not include investments in hedge funds.

4.  Comment:  The first paragraph of the “Investment Restrictions” section of the SAI provides that “[i]n cases where the current legal or regulatory limitations are explained in the investment restrictions, such explanations are not part of the fundamental investment restriction and may be modified without shareholder approval to reflect changes in the legal and regulatory requirements.”  Please consider either moving these explanations in the applicable investment restrictions or setting the explanations off from the investment restrictions themselves by using brackets or parentheses.

Response:  In response to your comment, the explanations have been set off from the investment restrictions through the use of parentheses.

5.  Comment:  The “Investment Restrictions” section of the SAI states that “[t]he Fund will not, as a matter of fundamental policy: … (5) make investments that will result in the concentration (as that term may be defined in the 1940 Act, any rules or orders thereunder, or SEC staff interpretation thereof) of its total assets in securities of issuers in any one industry (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities or securities of other investment companies).”  Please consider adding “or group of industries” to this investment restriction regarding concentration.

Response:  After carefully considering your comment, Trust management respectfully declines to make the suggested revision as the current disclosure is consistent with the federal securities laws and SEC Staff interpretations thereof regarding concentration and with industry practice.

6.  Comment:  Please clarify whether the Fund has a policy regarding investment in illiquid securities.  If the Fund does not have a policy regarding investment in illiquid securities, consider adding one as a non-fundamental investment restriction.

Response:  Trust management can confirm that the Fund has a policy regarding investments in illiquid securities.  The “Illiquid and Restricted Securities” subsection of the “Investment Strategies” section of the SAI provides the following:

The Fund may invest up to 15% of its net assets in securities that are considered to be illiquid.  A security is considered to be illiquid if it cannot be sold or disposed of in the ordinary course of business within seven days at approximately the value at which the Fund has valued the security.  Examples of illiquid securities include securities that have a limited trading market, securities that are sold in private placements without being registered for public sale under the Securities Act of 1933, as amended (the “1933 Act”), and are therefore subject to restrictions on resale, and other securities that are subject to restrictions on resale.  Certain restricted securities such as commercial paper issued under Section 4(2) of the 1933 Act and domestically traded securities that are not registered under the 1933 Act, but are regularly traded among qualified institutional buyers because they are exempt from registration under Rule 144A of the 1933 Act, may be treated as liquid securities for purposes of the 15% limitation, as long as the Advisor determines, under the supervision of the Board, that an adequate trading market exists.

Accordingly, no revisions to the SAI disclosure have been made.

7.  Comment:  Please confirm that the disclosure in the “Disclosure of Portfolio Holdings” section of the SAI complies with the requirements of Item 16(f) of Form N-1A.

Response:  Trust management can confirm that the disclosure complies with the disclosure requirements of Item 16(f) of Form N-1A.

* * *

Should you have any questions or concerns regarding any of the above, please contact me at (215) 564-8198 or J. Stephen Feinour, Esq. at (215) 564-8521.

Sincerely,

/s/ Michael P. O’Hare
Michael P. O’Hare

cc:           Scout Funds Trustees
Andrew J. Iseman, Scout Funds
Jessica A. Schubel, Scout Funds
Scott A. Betz, Scout Funds
Benjamin D. Wiesenfeld, Esq., Scout Funds
Kirstin P. Salzman, Esq., Husch Blackwell LLP
Jason D. Bartel, Esq. UMB Distribution Services, LLC
J. Stephen Feinour, Esq, Stradley Ronon